SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            TRITON PCS HOLDINGS, INC.
                                (NAME OF ISSUER)


                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                   89677M 10 6
                                 (CUSIP NUMBER)

                                  JULY 9, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
                               SCHEDULE IS FILED:

                                [_] RULE 13D-1(B)
                                [_] RULE 13D-1(C)
                                [X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    AT&T CORP.

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A)  |_|
                                                                      (B)  |_|

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   3          SEC USE ONLY

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   4          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
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               5   SOLE VOTING POWER
                               -0-
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES                      -0-


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED                      -0-


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING                    -0-


 PERSON WITH
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                                -0-
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES
                  |_|
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  -0-
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON
                  CO
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* See instructions before filling out.

      This Schedule 13G amends with respect to AT&T Corp. ("AT&T") the statement on Schedule 13G initially filed by AT&T Wireless PCS, LLC, Mary Hawkins-Key and AT&T on February 14, 2000. This amendment is being filed to reflect the split-off of AT&T Wireless Services, Inc. from AT&T on July 9, 2001, as a result of which AT&T Wireless Services, Inc. became an independent, publicly traded company. Consequently, AT&T no longer has any beneficial ownership of the Class A Common Stock of Triton PCS Holdings, Inc.

      Accordingly, Exhibit A is hereby amended and supplemented by deleting the third and fourth sentences and replacing them in their entirety with the following:

      On July 9, 2001, AT&T Wireless Services, Inc. was split-off from AT&T, as a result of which AT&T Wireless Services, Inc. became an independent, publicly traded company. Consequently, AT&T may no longer be deemed to be the beneficial owner of AT&T Wireless PCS, LLC, a wholly owned subsidiary of AT&T Wireless Services, Inc., and AT&T no longer has any beneficial ownership of the Class A Common Stock of Triton.


ITEM 1.     (A) NAME OF ISSUER.

                Triton PCS Holdings, Inc.


            (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                1100 Cassatt Road
                Berwyn, PA  19312


ITEM 2.     (A) NAME OF PERSONS FILING.

                AT&T Corp.

            (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                32 Avenue of the Americas
                New York, NY  10013.


            (C) CITIZENSHIP.

                New York

            (D) TITLE OF CLASS OF SECURITIES.

                Class A Common Stock

            (E) CUSIP NUMBER.

                89677M 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:


        (a)   |_|       Broker or dealer registered under Section 15 of the
                        Exchange Act.

        (b)   |_|       Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)   |_|       Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

        (d)   |_|       Investment company registered under Section 8 of the
                        Investment Company Act.

        (e)   |_|       An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E).

        (f)   |_|       An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

        (g)   |_|       A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

        (h)   |_|       A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

        (i)   |_|       A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act.

        (j)   |_|       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.


            (a)   Amount beneficially owned:  -0-

            (b)   Percent of class: -0-

            (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:  -0-

                 (ii)  Shared power to vote or to direct the vote:  -0-

                 (iii) Sole power to dispose or to direct the disposition of:
                       -0-

                 (iv)  Shared power to dispose or to direct the disposition of:
                       -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


ITEM 10.    CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control or the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2001                  AT&T CORP.



                                      By:  /s/ John Thompson
                                         -----------------------------
                                          Name: John Thompson
                                          Title: Assistant Secretary